UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Neenah Enterprises, Inc. Commission File Number: 000-52681
Neenah Foundry Company Commission File Number: 333-28751
NEENAH ENTERPRISES, INC.
NEENAH FOUNDRY COMPANY

(Exact name of registrants as specified in its charter)
2121 Brooks Avenue P.O. Box 729
Neenah, WI 54957
(920) 725-7000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)
Neenah Enterprises, Inc. Common Stock, par value $0.01 per share
Neenah Foundry Company 9 1/2% Senior Secured Notes due 2017

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:
Neenah Enterprises, Inc. Common Stock, par value $0.01 per share: 14
Neenah Foundry Company 9 1/2% Senior Secured Notes due 2017: 22
     Pursuant to the requirements of the Securities Exchange Act of 1934, Neenah Enterprises, Inc. and Neenah Foundry Company have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2010	By:	/s/ Robert J. Gitter
		Name:	Robert J. Gitter
		Title:	Assistant Secretary and Assistant Treasurer